INVESTMENT MANAGEMENT

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VOYA®

October 1, 2024	(d)(7)(ii)
Voya Equity Trust
7337 E. Doubletree Ranch Road
Suite 100
Scottsdale, AZ 85258-2034
Re: Expense Limitations
Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Equity Trust (“VET”), on behalf of Voya Large-Cap Growth Fund (the “Fund”), intending to be legally bound hereby, VIL, the investment manager to the Fund, agrees that, from October 1, 2024 through October 1, 2025, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

Name of Fund		Maximum Operating Expense Limit
		(as a percentage of average net assets)
			Share Classes
	A	C	I	R	R6	W
Voya Large-Cap	1.04%	1.79%	0.66%	1.29%	0.58%	0.79%
Growth Fund

We are willing to be bound by this letter agreement to lower our fees for the period from October 1, 2024 through October 1, 2025. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

October 1, 2024

Notwithstanding the foregoing, termination or modification of this letter agreement requires approval by the Board of Trustees of VET.

Very sincerely,

By: /s/ Todd Modic

Name: Todd Modic

Title: Senior Vice President

Voya Investments, LLC

ACCEPTED AND AGREED TO:

Voya Equity Trust

By: /s/ Kimberly A. Anderson

Name: Kimberly A. Anderson

Title: Senior Vice President, Duly Authorized